Hi everyone!

I have been absolutely blown away by the response to announcing our community fundraise last week!

This is the first time we've ever opened the door for our community to own a piece of Bloomy and seeing so many of you join us with support, messages, and investments has been incredible.

We're finishing up the soft-launch phase this week and we'd truly love to have as many people from the Bloomy community involved as possible. All of you have helped shape Bloomy into what it is today and we believe Bloomy is better with you around the table as an investor. The minimum investment size is $100 to make it accessible for all of the Bloomy community to be involved.

You can find all the info for the raise here: https://wefunder.com/bloomy/
This raise helps us:
• Grow Bloomy nationwide
• Build the next version of our software & brand network
• Open our first two Reserve spaces in LA & NYC
• Support more event hosts, creators, wellness communities, and more moments of connection

If you have any questions, want to talk through anything, or just want to jam on the vision, I'm always happy to chat. You can schedule a call with me here.

Thank you for believing in what we're building, and for being the heart of Bloomy.

Best,
Bray

Bray Wilcock, Founder

bloomy

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.